

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Anna Rudensjö
General Counsel
Polestar Automotive Holding UK Ltd
Assar Gabrielssons Väg 9
405 31 Göteborg, Sweden

>   **Re: Polestar Automotive Holding UK Ltd**
>   **Amendment No. 6 to Registration Statement on Form F-4**
>   **Filed May 9, 2022**
>   **File No. 333-260992**

Dear Ms. Rudensjö:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-4

Audited Financial Statements of Polestar Automotive Holding Limited
Revenue recognition, page F-42

1.   We note from your response to prior comment 3 that for the year-ended December 31, 2021, Polestar did not make a material amount of true-up payments to BANA beyond the initial Enhancement payments made when the leases were originated. To the extent there are material changes to your true-up payments (i.e. increases or decreases) in future periods, please disclose such amounts accordingly.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing